NXT ENERGY PROVIDES UPDATE
ON BOLIVIA SURVEY PROJECT AND OTHER MATTERS

HIGHLIGHTS

•	US $13.2 million of US $14.1 million of Bolivia survey projects now complete
•	remaining project billings of US $6.2 million to be issued in Q4

CALGARY, ALBERTA, November 3, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTCQB:NSFDF), is pleased to advise that it has now completed the SFD® data interpretation phase of its Bolivia survey project, and has delivered its final SFD® data recommendations report to Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), the National Oil Company (“NOC”) of Bolivia. The final project progress billing of US $5.2 million (net of applicable Bolivia sales taxes arising) has now been issued to our client. NXT Energy has presented the survey results to YPFB senior management in Calgary recently, and expects to make an in-depth technical presentation to YPFB’s exploration groups in Bolivia in late November.

The US $13 million (net) project commenced in May, and during the SFD® data acquisition phase, its scope was expanded by a value of approximately US $949,000 (net). Interpreted results for this additional survey data are in process of being finalized for delivery, following which an additional billing of US $0.9 million (net) will become due.

While the YPFB survey project was underway this summer, YPFB Chaco, an affiliated company, also contracted to purchase SFD® data with a value of US $0.2 million (net). The results for this project have also now been delivered.

For the three surveys noted above, the final project billings, the majority of which are expected to be received in November, total US $6.2 million (net). NXT Energy follows the completed contract method of revenue recognition, and the operating results for the Bolivia survey projects will be reflected in its Q4 period ended December 31, 2015. Unaudited interim financial statements for the 9-month period ended September 30, are planned to be released on November 23, 2015.

George Liszicasz, President & CEO of the Company noted “we are extremely proud to have been given the opportunity to deliver this milestone survey project to YPFB. Our Bolivia survey covered a very large area with multiple geographic and basin areas of exploration interest for our client, and we were able to deliver our recommendations in under six months. We expect to now have the opportunity to commence to integrate our SFD data with YPFB’s existing geophysical data, with the goal of further high-grading and de-risking the exploration prospect areas surveyed. We expect to be working with YPFB and its affiliated companies in the coming months to advance new SFD® survey project opportunities which could become an integral part of their 2016 exploration budget in the spring. We also continue to purse potential future survey opportunities in Mexico, Pakistan, Asia and Africa.”

NXT Energy also advises that it has executed an agreement to acquire the survey aircraft which for several years has been chartered as needed for projects from the Calgary based aircraft owner / operator. Closing of the US $2 million purchase is subject to completion of customary inspections and related maintenance, and is expected to occur by mid December.

Mr. Liszicasz noted further “this strategic purchase gives us guaranteed access to the survey aircraft which was customized for our use, and which will continue to be maintained and operated in Calgary. With expected higher levels of survey activity, this will lead to an overall reduction of project flight costs, which will increase profitability.”

The Company also advises that it has granted a total of 260,000 incentive stock options (“Options”) to its employees (including 30,000 granted to an Officer of the Company) as part of the Company’s annual compensation review. The Options are being granted under NXT Energy’s Stock Option Plan, and will have an exercise price of $1.82 per common share, a five year term to expiry in October, 2020, and entitlement to exercise vesting 1/3 per year over a three year period.

About NXT Energy Solutions

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing NXT Energy are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

Specific forward looking statements include estimates related to the timing of receipt of project billings, and future survey opportunities.

For further information, please contact:

Greg Leavens	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	604-684-6730 / 1-866-684-6730
403-206-0805	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com
www.nxtenergy.com

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